

April 20, 2015

Via E-mail
Mr. Marco Hon Wai Ku
Chief Financial Officer
Borneo Resource Investments Ltd.
11/F, Admiralty Centre, Tower 2
18 Harcourt Road, Admiralty, Hong Kong, China

     Re: **Borneo Resource Investments Ltd.**
                Form 10-K for Fiscal Year Ended December 31, 2014
                Filed April 14, 2015
                File No. 000-54707

Dear Mr. Ku:

We have reviewed your response letter dated March 31, 2015 and limited our review of your filing to the mining property disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   We note your response to Comment 6 of our December 23, 2014 letter concerning your annual production. You replied 38.9 tons of material was processed to achieve your revenue. Please modify your filing and include the tonnage and grade of the material you processed, the resulting tonnage and grade of your concentrates or precious metal products, and the resulting precious metal sales with the realized prices used to achieve your revenues.

2.   We note your response to Comment 7 regarding a table describing the mineral rights to your mining properties. Please amend your filing and describe the process of acquiring a perpetual mining license and how this license relates to a mining authorization known as

a Kuasa Pertambangan (KP) or Mining Business Permits (Izin Usaha Pertambangan – IUP) whichever is appropriate.

3.   We note your response to Comment 8 in which you have expanded your disclosure to address the comment. We re-issue Comment 8. Please amend your filing and provide a more detailed location and means of access concerning your properties, describe your surface and/or property rights, provide description of the rock formations and mineralization, provide a description of your mining equipment including subsurface improvements and equipment, provide descriptions of your infrastructure, and other facilities such as the sources of power and water that can be utilized at your material properties.

4.   We note your response to comment 9 that you included a map for our review. We re-issue comment 9. Your response did not include any maps.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director